May 10, 2024

Via Edgar Transmission

Ms. Rebekah Reed/ Mr. Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Star Fashion Culture Holdings Limited Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted April 25, 2024 CIK No. 0002003061

Dear Ms. Reed/Mr. King:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated May 2, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 4 to Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 4 to Draft Registration Statement on Form F-1 submitted April 25, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 55

1.	Please revise the summary of your business verticals and services so that it aligns with disclosure in the Business section beginning on page 74. In this regard, we note that you have revised the names of your verticals only in this section, and the description of the services you provide to clients no longer aligns with comparable descriptions elsewhere in the registration statement. For example, for the “event planning and execution vertical,” you state that you have “the capabilities of event planning, design, operation and execution” and “carry out sports events…and other events…every year.” However, at pages 74-76, these services are titled “marketing campaign planning and execution,” and your disclosure implies a more limited role of designing and implementing marketing strategies, with the assistance of third-party suppliers, at events primarily organized and hosted by others. Make conforming revisions to the prospectus summary, to the extent appropriate.

Response: We respectfully advise the Staff that we have revised the disclosure on page 55 and throughout the Management’s discussion and Analysis of Financial Conditions and Results of Operations section to align with the business section and prospectus summary section.

Results of Operations, page 56

2.	Please provide your analysis of your results of operations for the year ended June 30, 2023 compared to 2022. Refer to Item 5 of Form 20-F.

Response: We respectfully advise the Staff that we have revised the disclosures from page 62 to page 64 to supplement the analysis of results of operations for the year ended June 30, 2023 compared to 2022.

Liquidity and Capital Resources, page 62

3.	You state that the cash inflow in operating activities of RMB 7.1 million for the six months ended December 31, 2023 was mainly due to the account receivable for your precision marketing service. Yet your cashflow statement for the period shows a cash outflow for accounts receivable of RMB 13.1 million. Please explain this inconsistency.

Response: We respectfully advise the Staff that we have revised the disclosure on page 65 to correct the explanation of the operating cash inflow.

Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statements of Cash Flows, page F-29

4.	Please tell us your consideration of the guidance in ASC 230-10-50-3 and 4 related to your transactions with your related party shareholders. If the related party loans were canceled and no cash receipts were received or cash payments were made, please revise to remove the amounts from the financing activities section of your statement of cash flows for the period ended December 31, 2023 and revise your disclosure in Note 8 on page F-41 to reflect what occurred.

Response: We respectfully advise the Staff that we have revised the disclosure on page F-41 to reflect that there were cash outflow and inflow among both activities since we have repaid the loan from related parties and acquired capital investment by cash.

10. Equity

Restricted net assets, page F-44

5.	Please tell us how you determined that net assets restricted were nil as of December 31, 2023.

Response: We respectfully advise the Staff that we have revised our disclosure on page F-44 to reflect the amount of net assets restricted as of December 31, 2023.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com